Exhibit 5.1

55 HUDSON YARDS | NEW YORK, NY 10001-2163 milbank.com

August 25, 2020

Covanta Holding Corporation
445 South Street
Morristown, New Jersey 07960

Dear Ladies and Gentlemen,

We have acted as counsel to Covanta Holding Corporation, a Delaware corporation (the “Company”), in connection with the offer and sale of $400,000,000 aggregate principal amount of 5.000% Senior Notes due 2030 (the “Notes”) issued by the Company pursuant to the terms of the Underwriting Agreement dated August 11, 2020 (the “Underwriting Agreement”) by and between J.P. Morgan Securities LLC, as representative of the several underwriters named therein and the Company.

In rendering the opinions expressed below, we have examined originals, or copies certified or otherwise identified to our satisfaction, of such corporate records and agreements and other instruments, certificates of public officials, certificates of officers and representatives of the Company and the Trustee and other documents as we have deemed necessary as a basis for the opinions hereinafter expressed, including (i) the registration statement on Form S-3, File No. 333-220460, filed on September 14, 2017 by the Company under the Securities Act of 1933, as amended (the “Securities Act”), with the Securities and Exchange Commission (the “Registration Statement”); (ii) the prospectus dated September 14, 2017 (the “Base Prospectus”); (iii) the preliminary prospectus supplement dated August 11, 2020 relating to the Securities; (iv) the prospectus supplement dated August 11, 2020; (v) the indenture, dated as of January 18, 2017, between the Company and Wells Fargo Bank, National Association, as Trustee (the “Trustee”), as supplemented by a seventh supplemental indenture, dated as of August 25, 2020; and (vi) the Underwriting Agreement.

In such examination, we have assumed the genuineness of all signatures, the legal capacity of all natural persons, the authenticity of all documents submitted to us as originals, the conformity to original documents of all documents submitted to us as certified, conformed or photostatic copies and the authenticity of the originals of such latter documents.  As to all questions of fact material to this opinion that have not been independently established, we have relied upon certificates or comparable documents of officers and representatives of the Company.

Based upon and subject to the foregoing, and subject to the assumptions and qualifications set forth herein, and having regard to legal considerations we deem relevant, we are of the opinion that (assuming the due authentication by the Trustee) the Notes constitute valid and binding obligations of the Company, enforceable against the Company in accordance with their terms.

The opinions expressed above with respect to validity, binding effect and enforceability are subject to the effect of any applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and similar laws affecting creditors’ rights and remedies generally and subject, as to enforceability, to general principles of equity, including principles of commercial reasonableness, good faith and fair dealing (regardless of whether enforcement is sought in a proceeding at law or in equity) and except that rights to indemnification and contribution thereunder may be limited by federal or state securities laws or public policy relating thereto.

The foregoing opinions are limited to matters involving the law of the State of New York, the Delaware General Corporation Law and the federal law of the United States.

We hereby consent to the reference to us under the heading “Legal Matters” in the Base Prospectus constituting a part of the Registration Statement and in any related prospectus supplement and to the filing of this opinion as Exhibit 5.1 of the Registration Statement.  By giving this consent, we do not admit that we are within the category of persons whose consent is required under Section 7 of the Securities Act or the rules and regulations promulgated thereunder.

Very truly yours,

/s/ Milbank LLP